FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* O'Rourke, Terrence E.	2. Issuer Name and Ticker or Trading Symbol ArvinMeritor, Inc. (ARM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Operating Officer
(Last) (First) (Middle) ArvinMeritor, Inc. 2135 West Maple Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/22/02
(Street) Troy, MI 48084-7186		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								17,000	D
Common Stock	(1)		J		533	A		3,285	I	ArvinMeritor Savings Plan
Common Stock	(2)		J		89	A			I	Restricted Stock
Common Stock	11/22/02		A		32,000	A		43,252	I	Restricted Stock(3)
Common Stock	11/22/02		A		11,445	A		11,445	I	Deferred issuance(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Share Equivalents		(5)		J		1,365				Common Stock	1,365		4,672	D
Employee Stock Option (Right to Buy)	$15.32	11/22/02		A		63,000		(6)	11/22/12	Common Stock	63,000		63,000	D

Explanation of Responses:

(1) Shares purchased periodically and held in ArvinMeritor common stock funds under the ArvinMeritor, Inc. Savings Plan, based on information furnished by the Plan Administrator as of October 31, 2002. The shares in ArvinMeritor common stock funds are held in an employee benefit trust fund established under the Plan.
(2) Periodic acquisitions of additional shares through automatic reinvestment of dividends. Information provided by dividend reinvestment plan administrator as of October 31, 2002.
(3) Held by the issuer to implement restrictions on transfer unless and until certain conditions are met.
(4) Pursuant to agreement with the issuer, delivery of common stock is deferred until satisfaction of certain conditions.
(5) Periodic acquisitions of share equivalents related to ArvinMeritor common stock, held under ArvinMeritor's supplemental savings plan, based on information furnished by the Plan Administrator as of October 31, 2002.
(6) Options will become exercisable in whole or in part (but only for a whole number of shares) as to one-third of the option shares beginning on November 22, 2003, as to an additional one-third of the option shares beginning on November 22, 2004, and as to the balance of the option shares beginning on November 22, 2005.

By: /s/ Terrence E. O'Rourke By: Bonnie Wilkinson, Attorney-in-fact **Signature of Reporting Person	11/22/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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